UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

ADAIAH DISTRIBUTION, INC.

(Exact name of registrant as specified in its corporate charter)

Nevada	000-55369	90-1020141
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Tianan Technology Park
13/F Headquarters Center Building 16
555 Panyu North Ave, Panyu District, Guangzhou City, China
(Address of Principal Executive Offices, Zip Code)

+86 (20) 2982 9356
(Company’s telephone number, including area code)

ADAIAH DISTRIBUTION, INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL

PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OFADAIAH DISTRIBUTION, INC.

INTRODUCTION

This Information Statement is being mailed on or about August 20, 2020 to the holders of record on the close of business on August 18, 2018 (the “Record Date”) of the common stock, par value $0.001 per share (the “Common Stock”), of Adaiah Distribution, Inc., a Nevada corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board”) as contemplated by that certain Stock Purchase Agreement (the “SPA”) entered into as of August 12, 2020 by and among Yosef Yafe, as seller, and Yuantong Wang, as buyer. Pursuant to the SPA, the buyer paid a total consideration of $300,000 in cash from his personal funds.

The purchase and sale of 31,000,000 shares of Common Stock as contemplated by the SPA (the “Purchase”) closed on August 14, 2020 and the change in the composition of the Board will become effective ten days after the mailing of this Information Statement (the “Effective Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders. The description of the forgoing transactions does not purport to be complete and is qualified entirely by the terms of the SPA.

CHANGE OF CONTROL AND CHANGE OF BOARD

Following consummation of the Purchase, the buyer owns 31,000,000 shares of Common Stock, or 98.0% of the Company’s outstanding voting securities, resulting in a change in control of the Company.

In connection with the change in control, Yosef Yafe, the Company’s Chief Executive Officer, Chief Financial Officer, Secretary and sole director, has resigned from his officer positions with the Company and will resign from his director position, which resignation will become effective on the Effective Date.

Yuantong Wang was appointed Chief Executive Officer, Chief Financial Officer and Secretary of the Company, effective August 14, 2020. In addition, the Board has elected Yuantong Wang as sole director to fill the vacancy created following the effectiveness of Mr. Yafe’s resignation.

Other than the transactions described above, the Company knows of no arrangements which may result in a change in control of the Company.

To the Company’s knowledge, none of its director, officer, 5% stockholders or affiliate, or any associate of such persons is a party adverse to the Company or has a material interest adverse to the Company in any material proceedings. To its knowledge, none of its directors or officers has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder require the mailing to stockholders of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of directors occurs (otherwise than at a meeting of stockholders). Accordingly, the change in a majority of directors will not occur until 10 days following the filing and mailing of this Information Statement, which will be the Effective Date.

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES

The Company’s authorized capital stock consists of 750,000,000 shares of Common Stock, par value $0.001 per share. Each share of Common Stock is entitled to one vote. As of the Record Date, 31,518,466 shares of Common Stock were issued and outstanding. There are no options exercisable for, or warrants convertible into, shares of Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, regarding the beneficial ownership of the Company’s Common Stock as of the Record Date by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of its Common Stock, (ii) by each director and executive officer of the Company and (iii) by all executive officers and directors of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.

The business address of each person listed below is Tianan Technology Park, 13/F Headquarters Center Building 16, 555 Panyu North Ave, Panyu District, Guangzhou City, China.

Name and Address	Number of Shares Owned	Percentage of Shares Owned

5% Stockholders
Yuantong Wang	31,000,000	98.0%
Directors and Officers

All officers and directors as a group (persons)	31,000,000	98.0%

(1)

DIRECTORS AND OFFICERS

The following table sets forth information regarding the Company’s directors and officer:

Name	Age	Positions	Date First Appointed
Yuantong Wang	52	Chief Executive Officer, Chief Financial Officer, Secretary and Sole Director	August 14, 2020
Yosef Yafe	32	Prior Chief Executive Officer, Chief Financial Officer, Secretary and Sole Director	September 20, 2019

Yuantong Wang, 52, has been Chief Executive Officer of Guangzhou Huaizhong Health Technology Co., Ltd since October 2015. From December 2011 to Septemver 2015 he served as General Manager of Beijing Hengyikang Industry and Trade Co., Ltd. Mr. Wang earned a Diploma for Higher Education major in Library and Information Science from Tianjin Business School in 1989.

Mr Yafe for the past 5 years has been and is involved as an entrepreneur in real estate development in Jerusalem in Israel.

Director Independence

The Company does not have any independent directors. The Company is not required to maintain a majority of independent directors under the rules applicable to companies that do not have securities listed or quoted on a national securities exchange or national quotation system.

The Board and Committees

The Board does not maintain a separate audit, nominating or compensation committee. Functions customarily performed by such committees are performed by the Board as a whole.

Board Leadership Structure and Role in Risk Oversight

The Board evaluates its leadership structure and role in risk oversight on an ongoing basis. Currently, Yuantong Wang serves as the Company’s Chief Executive Officer and upon the Effective Date, will serve as the sole director. The Board does not currently have a lead independent director. The Board determines what leadership structure it deems appropriate based on factors such as the experience of the applicable individuals, the current business environment of the Company or other relevant factors.

The Board is also responsible for oversight of the Company’s risk management practices while management is responsible for the day-to-day risk management processes. This division of responsibilities is the most effective approach for addressing the risks facing the Company, and the Company’s Board leadership structure supports this approach. The Board receives periodic reports from management regarding the most significant risks facing the Company.

Communication with the Board

Stockholders or other interested parties may communicate with the Board by sending mail to the Company’s offices at Tianan Technology Park, 13/F Headquarters Center Building 16, 555 Panyu North Ave, Panyu District, Guangzhou City, China.

Board Meetings

During its fiscal year ended December 31, 2019, the Board met once and acted twice by written consent.

Family Relationships

There are no family relationships between or among the Company’s directors and executive officer.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any director, director nominee, officer or affiliate of the Company is a party adverse to the Company or has a material interest adverse to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In connection with the Purchase, the Company entered into a cancellation of debt agreement with Yosef Yafe., dated as of August 14, 2020 for the cancellation of $4,700 in aggregate principal and accrued interest under a promissory note, dated August 20, 2019.

$6,000 of the proceeds from the Purchase were applied to outstanding amounts owed by the Company to vendors.

On September 5, 2019 the Company issued 100,000,000 common shares of the Company to the CEO pursuant to the equity compensation agreement signed August 10, 2019 for the fiscal year ending October 31, 2019 (250,000 post the 1-400 reverse split).

On September 5 the Company issued 5,000,000 common shares upon conversion of $5,000 of the convertible note signed on August 10, 2019 (12,500 post the 1-400 reverse split).

On April 28 the majority shareholders of the Company voted to effect a reverse split of 1-400 on its common stock. The authorized amount of 750,000,000 is to be unchanged and hence the par value of the Company of $0.001 is also to remain unchanged.

On July 7 the CEO converted $31,000 of his debt in accordance to the convertible note at the conversion rate of $0.001 and 31,000,000 restricted common shares were issued accordingly.

The Board is responsible to approve all related party transactions. The Company has not adopted written policies and procedures specifically for related person transactions.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and beneficial holders of more than 10% of its Common Stock to file with the SEC initial reports of ownership and reports of changes in ownership of its equity securities. Except for the failure of Yosef Yafe to timely file a Form 3 upon becoming reporting persons, the Company is not aware of any instances when an executive officer, director or any owner of more than 10% of the outstanding shares of its Common Stock failed to comply with the reporting requirements of Section 16(a) of the Exchange Act.

EXECUTIVE COMPENSATION

The Company’s sole officer and director did not receive any cash compensation for his services rendered to the Company for the fiscal year ended December 31, 2019. On September 5, 2019 the Company issued 100,000,000 common shares of the Company to the CEO pursuant to the equity compensation agreement signed August 10, 2019 for the fiscal year ending October 31, 2019 (250,000 post the 1-400 reverse split). He was issued No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 19, 2020	ADAIAH DISTRIBUTION, INC.

	By:	/s/ YUANTONG WANG
Name: Yuantong Wang
Title: Chief Executive Officer